

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Ltd
Cheung Kong Center, 48th Floor
2 Queen's Road Central
Hong Kong

> **Re: HUTCHMED (China) Ltd**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-37710**

Dear Johnny Cheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences